UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9866 / July 22, 2015

Admin. Proc. File No. 3-16511

In the Matter of

The Registration Statement of

International Precious Metals, Inc.
64040 Harvest Moon Road
Desert Hot Springs, CA 92240

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by International Precious Metals, Inc., and the Commission has chosen not to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to International Precious Metals, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the Form S-1 registration statement of International Precious Metals, Inc., filed November 7, 2013, and amended on January 15, 2014, is suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *The Registration Statement of Int'l Precious Metals, Inc., 64040 Harvest Moon Road, Desert Hot Springs, CA 92240*, Initial Decision Release No. 808 (June 10, 2015), 111 SEC Docket 14, 2015 WL 3610557.

INITIAL DECISION RELEASE NO. 808
ADMINISTRATIVE PROCEEDING
File No. 3-16511

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of The Registration Statement of International Precious Metals, Inc. 64040 Harvest Moon Road Desert Hot Springs, CA 92240	INITIAL DECISION OF DEFAULT June 10, 2015

APPEARANCE: Christine Nestor for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision suspends the effectiveness of the Form S-1 registration statement filed by International Precious Metals, Inc., on November 7, 2013, and an amendment to it filed on January 15, 2014.

INTRODUCTION

On April 23, 2015, the Securities and Exchange Commission issued an Order Fixing Time and Place of Public Hearing and Instituting Proceedings Pursuant to Section 8(d) of the Securities Exchange Act of 1933 (OIP). The OIP alleges International's registration statement contains untrue statements of material fact and omits material facts necessary to make representations in the registration statement not misleading. The OIP directed that a hearing take place on May 13, 2015. On May 1, 2015, I rescheduled the hearing to May 11, 2015, to comply with the Securities Act Section 8(d) requirement that the hearing occur within fifteen days of service of the OIP. *See The Registration Statement of Int'l Precious Metals, Inc.*, Admin. Proc. Rulings Release No. 2615, 2015 SEC LEXIS 1683.

According to an affidavit of service filed on May 1, 2015, International was served with the OIP on April 24, 2015. Accordingly, its Answer was due by May 4, 2015. *See* OIP at 3; 17 C.F.R. § 201.220. To date, International has not filed an Answer.

On May 6, 2015, the Division of Enforcement filed a Motion and Memorandum of Law Supporting Default against Respondent, with the following exhibits: the Affidavit of Process server, establishing April 24, 2015, as the service on International (Ex. A); a printout from the Nevada Secretary of State's website listing Roger J. Robertson as International's sole officer and director, and IncSmart.biz as its registered agent (Ex. B); a compilation of International's Form S-1 and amendment, certified by a custodian of records for the Commission as being files received and maintained by the Commission (Ex. C); excerpts of investigative testimony of Roger J. Robertson on July 31, 2014 (Ex. D); an email dated April 23, 2013, from Scott Cramer to an attorney at Dean Law Corp. attaching an executive summary for International (Ex. E); a wire transfer agreement for International's account, listing Scott Cramer as president of the company and the contact person for the account, including Scott Cramer's signature on behalf of the company (Ex. F); a wire transfer agreement for a reoccurring wire listing International as originator, signed by Scott Cramer as president of the company (Ex. G); checking account statements for International for periods ended September 30, 2013, December 1, 2013, and December 31, 2013 (Ex. H); a checking account statement for International for the period ended September 2, 2013, and a Dean Law Corp. invoice dated August 1, 2013 (Ex. I); a compilation of emails between Mark and Scott Cramer and an attorney with Dean Law Corp. regarding responses to comments from Commission staff on International's registration statement (Ex. J); and a settlement agreement between the executive director of the British Columbia Securities Commission and Mark Cramer and others (Ex. K).

On May 6, 2015, after International failed to timely file an Answer, I issued an order warning International that if it failed to attend the hearing or otherwise defend the proceeding, it could be found in default and its Form S-1 registration statement could be subject to a stop order. *See The Registration Statement of Int'l Precious Metals, Inc.*, Admin. Proc. Rulings Release No. 2639, 2015 SEC LEXIS 1743. The hearing was held by videoconference with the Division in the Commission's Miami Regional Office. International failed to appear, and the Division stated on the record that International had not communicated with it since before the OIP was issued. Tr. 4. I accepted the Division's Motion and admitted into the record Exhibits A through C and E through K. Tr. 5-6. I took Exhibit D under advisement, Tr. 6, and now admit it into the record, the reasons for which are discussed below.

FINDINGS OF FACT

International is in default for failing to file an Answer, appear at the hearing, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1), (2), .220(f), .310. As authorized by Rule 155(a), I find the allegations in the OIP to be true. In addition, I have considered the Division's exhibits.[1]

---

[1] I take official notice of Exhibit C, the collection of International's Form S-1 and amendment, as it is a set of documents in the public official records of the Commission. *See* 17 C.F.R. § 201.323.

International is a Nevada corporation headquartered in Desert Hot Springs, California. OIP at 1; Ex. B at 1; Ex. C at 5, Reg. Stmt. at 1, 5; Amendment No. 1 at 1, 5.[2] International filed a Form S-1 registration statement on November 7, 2013, seeking to register the offer and sale of two million common shares, and the registration statement was amended on January 15, 2014 (collectively referred to as the registration statement). *See generally* Ex. C.

The registration statement includes misrepresentations regarding Mr. Robertson, who the registration statement identifies as International's sole officer and director, and the company's promoter and control person. *See* Ex. C: Reg. Stmt. at 3, 7, 18-20, 24; Amendment No. 1 at 3, 7, 18-20, 24. The registration misrepresents that Mr. Robertson "has advanced $25,100 to the company for expenses" and that he was issued five million founder's shares in return for $5,000. *See* Ex. C: Reg. Stmt. at 8, 20, 23, F-4, F-8; Amendment No. 1 at 8, 20, 23, F-4, F-8. Mr. Robertson admitted in investigative testimony that he neither provided the advance to the company for expenses nor paid $5,000 for his founder's shares. Ex. D at 134-37, 142, 144.

The registration statement also falsely (1) identifies Mr. Robertson as the "sole promoter"; (2) states that there are no other persons expected to make a significant contribution to International's business; and (3) represents that the company has no other control persons or promoters. *See* Ex. C: Reg. Stmt. at 8, 18; Amendment No. 1 at 8, 18. Three individuals, Mark Cramer, Scott Cramer, and Michael Cramer have also played significant roles in International's founding, funding, and operations. *See, e.g.*, Exs. D-J. Mark Cramer or Scott Cramer drafted International's executive summary and on April 23, 2013, provided it to an attorney retained to facilitate the company's capital raising efforts. *See* Ex. D at 66, 68; Ex. E.[3] The executive summary lists Scott Cramer as the company's point of contact. Ex. E. Scott Cramer or Michael Cramer selected International's future auditor, McElravy, Kinchen & Associates, P.C. Ex. D at 143; Ex. E.[4] Scott Cramer signed International's wire transfer agreement with Banner Bank, identifying himself as the company's president. Ex. F. He also authorized wire transfer payments from International's Banner Bank account to pay the company's accountant, auditor, and attorney. *See generally* Ex. G. He signed each wire transfer authorization as president of the company. *Id.* Scott Cramer paid himself several thousand dollars from International's bank account, identifying the payment transfers as consulting fees. *See generally* Ex. H; Ex. D at 102-03, 106, 108, 112-13, 117-19. Michael Cramer provided a significant portion of International's initial funding and paid Dean Law Corp. for its services related to the company's registration statement. *See generally* Ex. I. After International filed its registration statement

---

[2]   The pages cited to in this decision refer to the pagination that appears at the bottom of pages in the registration statement and its amendments.

[3]   Scott Cramer sent the email attaching the executive summary, but Mr. Robertson testified that he believed Mark Cramer may have actually written it. *See*. Ex. D at 66; Ex. E.

[4]   The executive summary in Exhibit E sent by Scott Cramer to International's attorney identifies the selection of the auditor, but Mr. Robertson testified Michael Cramer may have actually made the selection of the auditor. *See* Ex. D at 143; Ex. E.

and received comments from Commission staff, Scott Cramer and Mark Cramer communicated with Dean Law Corp., providing draft responses to the staff's comments. Ex. J.

CONCLUSIONS OF LAW

1. Introduction of Mr. Robertson's investigative testimony

With certain exceptions, relevant evidence is admissible. 17 C.F.R. § 201.320. One exception to this general rule is found in Commission Rule 235, which prohibits the introduction of a *non-party's* prior sworn statement unless one of five conditions is met. 17 C.F.R. § 201.235(a). By its terms, Rule 235 does not bar the admission of the prior sworn testimony of a *party*. The Division moved at the hearing to admit excerpted investigative testimony of Mr. Robertson, arguing that as an officer of International, he is a substitute for a "party" under the meaning given to that term in Commission Rule 235. Tr. 4-5.

Although there is sparse case law or commentary regarding Commission Rule 235 and what constitutes a party under it, Federal Rule of Civil Procedure 32(a), the analogue to Commission's Rule 235 regarding admission of prior depositions in hearings and trials, is instructive.[5] Federal Rule 32(a) is more specific than Commission Rule 235 regarding allowance for introduction of a deposition of an adverse party; it provides that anyone who, when deposed, was the party's officer, director, managing agent, or designee is considered to be a party. Fed. R. Civ. P. 32(a)(3). Mr. Robertson, as the chief executive officer and a director of International, falls within the ambit of the term party as defined in Federal Rule 32(a)(4). As a result, he qualifies as a party for purposes of Commission Rule 235. Rule 235, therefore does not bar admission of Mr. Robertson's investigative testimony. Accordingly, Mr. Robertson's investigative testimony is admitted into the record.

---

[5] Although the Federal Rules of Civil Procedure do not apply in the Commission's administrative proceedings, they sometimes provide helpful guidance, especially where, as here, there is little guidance on the particular Commission rule. *See, e.g.*, *S.W. Hatfield, CPA*, Securities Exchange Act of 1934 Release No. 73763, 2014 SEC LEXIS 4691, at *10 n.11 (Dec. 5, 2014); *Robert M. Ryerson*, Exchange Act Release No. 57839, 2008 SEC LEXIS 1153, at *16 (May 20, 2008). This is especially so in instances where a Commission rule is modeled after a specific rule of civil procedure. *See, e.g.*, *AMS Homecare, Inc.*, Exchange Act Release No. 68506, 2012 SEC LEXIS 3972, at *8 n.19 (Dec. 20, 2012). Commission Rule 235 and Federal Rule 32(a) are very similar, suggesting the Commission modeled its rule after the federal rule. For example, the Commission's rule mirrors the federal rule's specific allowances for admission of a prior sworn statement for a nonparty. *Compare* Fed. R. Civ. P. 32(a)(4), *with* 17 C.F.R. § 201.235(a) (both allowing for admission of prior testimony if: the witness is dead; the witness is outside the United States; the witness cannot attend or testify because of age, illness, infirmity, or imprisonment; the party offering the deposition could not procure the witness's attendance by subpoena; or, where exceptional circumstances make it desirable and it is in the interest of justice).

2. A suspension of International's registration statement is proper pursuant to Section 8(d) of the Securities Act

Section 8(d) of the Securities Act provides that if a registration statement includes any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Commission, or its designee, may suspend the effectiveness of the registration statement. 15 U.S.C. § 77h(d). "[T]he essential purpose of [a registration statement] is to 'protect investors by promoting full disclosure of information thought necessary to informed investment decisions.'" *The Application of mPhase Techs., Inc.*, Exchange Act Release No. 74187, 2015 SEC LEXIS 398, at *22 (Feb. 2, 2015) (citing *The Application of World Trade Fin. Corp.*, Exchange Act Release No. 66114, 2012 WL 32121, at *7 (Jan. 6, 2012)). "Information in a registration statement is material when there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to purchase the security in question." *Petrofab Int'l, Inc.*, Securities Act Release No. 6769, 1988 SEC LEXIS 782, at *16 (Apr. 20, 1988) (citing *TSC Indus., Inc. v. Norway, Inc.*, 426 U.S. 438, 449 (1976)); *see* 17 C.F.R. § 230.405 (defining a material fact as one to which "there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security").

In its registration statement, International misrepresents that Mr. Robertson is the company's sole promoter and control person, and that he is a substantial benefactor of the company. Item 11(n) of Form S-1 requires a registrant to furnish the information required by Item 404 of Regulation S-K, including the identity of any promotor or control person that the registrant had within the last five fiscal years. *See* Item 11(n) of Form S-1; 17 C.F.R. § 229.404. A promoter is defined to include "[a]ny person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer." 17 C.F.R. § 230.405. Control is defined to mean "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person." *Id.* Despite stating in the registration statement that Mr. Robertson purchased his founder's shares, and that his contribution added to the company's capital, Mr. Robertson denied having paid for the shares. It is also quite clear that Michael Cramer, Scott Cramer, and Mark Cramer were instrumental in the founding of the company, early funding of the company, and in managing the company from its inception through its attempts to register the sale of its shares to the public.

Misrepresenting Mr. Robertson's role and omitting Scott Cramer, Mark Cramer, and Michael Cramer as promoters and control persons in International's registration statement was material. Both courts and the Commission have held that failure to disclose promoters' and control persons' participation in an issuer's formation, offering, and operations in registration statements constitutes a material omission. *See SEC v. Fehn*, 97 F.3d 1276, 1290 (9th Cir 1996); *The Registration Statement of Hughes Capital Corp.*, Securities Act Release No. 6725, 1987 SEC LEXIS 4158, at *18-19 (July 20, 1987); *Am. Fin. Co.*, Securities Act Release No. 4465, 1962 SEC LEXIS 632, at *5 (Mar. 19, 1962); *Hart Oil Corp.*, Securities Act Release No. 4147, 1959 SEC LEXIS 33, at *4 (Oct. 9, 1959).

ORDER

It is ORDERED that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the Form S-1 registration statement of International Precious Metals, Inc., filed November 7, 2013, and amended on January 15, 2014, is SUSPENDED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondent is notified that it may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge